UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.   )*

EARTH BIOFUELS, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

583214100
(CUSIP NUMBER)

Hilary B. Miller, Esq.
112 Parsonage Road
Greenwich, CT 06830-3942
(203) 399-1320
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

July 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(f) or 240.13d(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 24013d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583214100

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Greenwich Power II, L.L.C., 20-5305225

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7.	SOLE VOTING POWER:	16,000,000 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	16,000,000 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON:	16,000,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11):	6.8%

14.	TYPE OF REPORTING PERSON:	OO

CUSIP NO. 583214100

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Greenwich Power, L.L.C., 06-1602118

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7.	SOLE VOTING POWER:	2,000,000 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	2,000,000 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON:	2,000,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11):	0.8%

14.	TYPE OF REPORTING PERSON:	OO

CUSIP NO. 583214100

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Lance A. Bakrow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States

7.	SOLE VOTING POWER:	4,000,000 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	4,000,000 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH REPORTING PERSON:	4,000,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (11):	1.7%

14.	TYPE OF REPORTING PERSON:	IN

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement relates is the common stock, par value $0.001 per share (“Common Stock”) of Earth Biofuels, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3001 Knox Street — Suite 403, Dallas, Texas 75205-7305.

Item 2.	Identity and Background.

(a) The filing of this Schedule 13D is made by: (i) Greenwich Power II, L.L.C. (“GP II”), a Delaware limited liability company; (ii) Greenwich Power, L.L.C., a Delaware limited liability company (“GP”), and (iii) Lance A. Bakrow (“Mr. Bakrow”) (collectively, the “Reporting Persons”). Mr. Bakrow is the sole manager and ultimate controlling person of GP II and GP. The Reporting Persons do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of Common Stock deemed to be held by them, and each expressly disclaims beneficial ownership for all purposes of Common Stock held by the others, except to the extent of Mr. Bakrow’s membership interest in GP II and GP. The Reporting Persons may, however, decide to coordinate sales of the Common Stock in the future. The Reporting Persons each disclaim membership in a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with each other Reporting Person.

(b) The address of each of the Reporting Persons is 537 Steamboat Road, Greenwich, Connecticut 06830-7153.

(c) (i) The principal business of GP II and GP is that of a private investment entity engaging in the purchase and sale of securities; and (ii) the principal business of Mr. Bakrow is private investing and consulting.

(d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each entity and Mr. Bakrow utilized its or his own respective assets to purchase the securities referred to in this schedule. The funds utilized by GP II and GP were contributed by their respective members (including Mr. Bakrow) and participants specifically for the purpose of funding the purchase of the securities referred to in this schedule by such entities.

Item 4.	Purpose of the Transaction

Each of the Reporting Persons has acquired the securities covered by this schedule for investment purposes only. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons may be deemed to own beneficially collectively 22,000,000 of an aggregate of 237,037,018 shares of Common Stock (the “Adjusted Outstanding Shares”), representing approximately 9.3% of the Adjusted Outstanding Shares, such percentage being based on 215,037,018 shares of Common Stock outstanding as set forth in the Issuer’s Current Report on Form 8-K filed on July 24, 2006, as adjusted by an increase of 22,000,000 to reflect the exchange or exercise, as appropriate, of the securities held by the Reporting Persons. The Reporting Persons each expressly disclaim beneficial ownership for all purposes of the shares of Common Stock that may be deemed to be held by the other Reporting Persons, except to the extent that Mr. Bakrow holds a membership interest in GP II and GP.

GP II owns: (a) $8,000,000 principal amount of the 8% Exchangeable Notes due May 31, 2011 (the “Notes”) issued by Apollo Resources International, Inc., a Delaware corporation (“Apollo”); the principal and accrued interest of the Notes are exchangeable at any time prior to maturity at the option of the holder for shares of Common Stock of the Issuer presently owned of record by Apollo at an exchange price of $1.00 per share, subject to certain adjustments; and (b) a presently exercisable and in-the-money option expiring May 31, 2011 to purchase from Apollo shares of Common Stock of the Issuer presently owned of record by Apollo at an exercise price equal to the lesser of (i) $1.50 per share or (ii) 80% of the average of the last reported sale prices of the Common Stock on each trading day during the 30 consecutive calendar days immediately preceding the effective date of exercise (the “Option”) with respect to 8,000,000 shares of Common Stock.

GP owns: (a) $1,000,000 principal amount of the Notes and (b) an Option with respect to 1,000,000 shares of Common Stock.

Mr. Bakrow owns a presently exercisable and in-the-money warrant expiring May 31, 2011 to purchase from the Issuer 4,000,000 shares of Common Stock of the Issuer at an exercise price of $0.25 per share (the “Warrant”). The Warrant was issued pursuant to the Issuer’s 2006 Stock Option and Award Plan.

Assuming the exchange and exercise of the securities held by the Reporting Persons, the number of shares of Common Stock and percentage of the Adjusted Outstanding Shares owned by each of the Reporting Persons is: GP II, 16,000,000 (6.8%); GP, 2,000,000 (0.8%); and Mr. Bakrow, 4,000,000 (1.7%).

The Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the period commencing 60 days prior to the filing date of this Report:

On July 20, 2006, GP II purchased from Apollo $8,000,000 principal amount of the Notes and an Option with respect to 8,000,000 shares of Common Stock for aggregate consideration of $8,000,000 paid to Apollo in immediately available funds.

On July 20, 2006, GP acquired from Apollo $1,000,000 principal amount of the Notes and an Option with respect to 1,000,000 shares of Common Stock by exchanging therefor a certain 8% convertible bridge loan note in the face amount of $1,000,000 (and accrued interest thereon) issued by the Issuer on May 4, 2006. In connection with this exchange, the bridge loan note and the obligations of GP to provide further financing to the Issuer under the terms of a May 4, 2006 commitment letter were canceled.

On July 20, 2006, pursuant to the Issuer’s 2006 Stock Option and Award Plan, Mr. Bakrow purchased the Warrant from the Issuer for $100,000, which was paid to the Issuer in immediately available funds.

Assuming the exchange and/or exercise of the securities held by each of the Reporting Persons, each of the Reporting Persons will have the power to vote and dispose of the Common Shares owned by it or him, which power may be exercised by Mr. Bakrow, insofar as he is the sole manager of each of GP II and GP.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

GP II is a party to a Securities Purchase Agreement dated July 20, 2006 with Apollo pursuant to the which GP II purchased from Apollo the Notes and Option referred to above.

Each of GP II and GP is a party to Registration Rights Agreements with Apollo dated July 20, 2006 pursuant to which Apollo has agreed to cause the Issuer to file with the SEC one or more registration statements relating to the shares of Common Stock issuable upon exercise and/or exchange of the securities held by each of GP II and GP to which this schedule relates. The Issuer has agreed to comply with the said Registration Rights Agreements.

Mr. Bakrow is a party to Registration Rights Agreement with the Issuer dated July 20, 2006 pursuant to which the Issuer has agreed to file with the SEC one or more registration statements relating to the shares of Common Stock issuable upon exercise of Mr. Bakrow’s Warrant.

Item 7.	Material to be Filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of August 4, 2006

GREENWICH POWER II, L.L.C.		GREENWICH POWER, L.L.C.

By:	/s/ Lance A. Bakrow	By:	/s/ Lance A. Bakrow
	Lance A. Bakrow, Manager		Lance A. Bakrow, Manager

/s/ Lance A. Bakrow
LANCE A. BAKROW